                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934


             Borland Software Corporation (formerly Inprise Corp)
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   099849101
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                April 12, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


                                 John Seethoff
                Deputy General Counsel, Finance and Operations
                               One Microsoft Way
                        Redmond, Washington  98052-6399
                                (425) 882-8080
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[_]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[_]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 099849101
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S., or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Microsoft Corporation 91-1144442
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                             (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      State of Washington
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          6,720,430*
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          6,720,430*
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      6,720,430*
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.

      9.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12.
      CO
------------------------------------------------------------------------------

*Based upon 62,167,309 shares of Common Stock outstanding as of February 28, 2001 and Microsoft's right to convert, effective June 11, 2001, 625 shares of Series C Convertible Preferred Stock into Common Stock of Borland. This assumes a conversion rate of 10,753 and a conversion value of $3.72 per common share as described in the Certificate of Designation of Series C Convertible Preferred Stock for Inprise Corporation, as corrected (as filed with the Commission July 6, 1999).

Item 1.  (a)  Name of Issuer: Borland Software Corporation
         (b)  Address of principal executive offices of the Issuer:
              100 Enterprise Way
              Scotts Valley, CA 95066-3249
Item 2.  (a)  Name of Person Filing: Microsoft Corporation, a Washington
              corporation

         (b) Address of Principal Business Office: One Microsoft Way, Redmond, Washington 98052 Attention: Deputy General Counsel, Finance and Operations

         (c)  Citizenship:  State of Washington.

         (d)  Title of Class of Securities:  Common Stock

         (e)  CUSIP Number (of person filing): 594918104

Item 3.  Not Applicable.

Item 4.  Ownership

         (a)  Amount beneficially owned: 6,720,430 shares of Common Stock.

         (b)  Percent of Class: 9.8%

         (c)  Number of shares as to which the person has:

              (i)   Sole power to vote or to direct the vote: 6,720,430
              (ii)  Shared power to vote or to direct the vote:  0
              (iii) Sole power to dispose or to direct the disposition of:
                    6,720,430
              (iv)  Shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class: Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person: Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not Applicable.

Item 8.  Identification and Classification of Members of the Group: Not
         Applicable.

Item 9.  Notice of Dissolution of a Group:  Not Applicable.

Item 10. Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     April 19, 2001

                                     MICROSOFT CORPORATION

                                     By /s/ John G. Connors
                                       ----------------------------
                                       John G. Connors
                                       Sr. Vice President,
                                       Finance and Administration,
                                       and Chief Financial Officer